Exhibit 99.1

DRAFT 3-23-23

Locafy Receives Non-Compliance Notice Regarding Nasdaq Minimum Stockholder’s Equity Requirement

PERTH, Australia – March 24, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, received a letter (the “Letter”) on March 21, 2023 from The Nasdaq Stock Market (“Nasdaq”) informing the Company that it failed to maintain the minimum stockholders’ equity required for continued listing (the “Stockholders’ Equity Requirement”) on Nasdaq under Nasdaq Listing Rule 5550(b)(1).

Based upon the reported stockholders’ equity of approximately $845,407  in the Company’s recent quarterly earnings report on Form 6-K for the period ended December 31, 2022, Locafy did not meet the Stockholders’ Equity Requirement of a minimum of $2,500,000. Also, as of March 21, 2023, Locafy did not meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations (the “Alternative Compliance Standards”).

The Company has a period of 45 calendar days from the date of the Letter, or until May 5, 2023, to submit a plan (the “Plan”) to regain compliance with the Stockholders’ Equity Requirement or the Alternative Compliance Standards. If the Plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the Letter for the Company to regain compliance.

The Letter has no immediate effect on the listing or trading of Locafy’s common stock and warrants, which will continue to be listed and traded on Nasdaq during this period, subject to the Company’s compliance with other listing standards, under the symbols “LCFY” and “LCFYW”, respectively

For more information, please visit the Company’s investor relations website at investor.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

(949) 574-3860

LCFY@gatewayir.com